

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Patricia Moran
Chief Legal Officer
Vroom, Inc.
1375 Broadway, Floor 11
New York, NY 10018

      Re: Vroom, Inc.
          Draft Registration Statement on Form S-1
          Filed September 1, 2020
          CIK No. 0001580864

Dear Ms. Moran:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Marc Jaffe